SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

STONE ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

861642 10 6

(CUSIP Number)

April 4, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 861642 10 6	Page 2 of 13

1)	Names of Reporting Persons Raymond T. Hyer
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 1,789,741
(6) Shared Voting Power 1,153,100*
(7) Sole Dispositive Power 1,789,741
(8) Shared Dispositive Power 1,153,100*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,942,841*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 5.18%**
12)	Type of Reporting Person (See Instructions) IN

*	Includes shares owned directly by Kathleen A. Hyer, Tara Hyer Tira, Gardiner Asphalt Corporation, Sun Coatings, Inc., and Hyer Family Foundation, Inc.
**	Based on 56,849,107 shares outstanding on March 24, 2016, as reflected in the definitive proxy statement of Stone Energy Corporation filed with the SEC on April 7, 2016.

13G

CUSIP NO. 861642 10 6	Page 3 of 13

1)	Names of Reporting Persons Kathleen A. Hyer
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
(6) Shared Voting Power 100,000*
(7) Sole Dispositive Power
(8) Shared Dispositive Power 100,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 0.18%**
12)	Type of Reporting Person (See Instructions) IN

*	Includes 100,000 shares owned directly by Kathleen A. Hyer.
**	Based on 56,849,107 shares outstanding on March 24, 2016, as reflected in the definitive proxy statement of Stone Energy Corporation filed with the SEC on April 7, 2016.

13G

CUSIP NO. 861642 10 6	Page 4 of 13

1)	Names of Reporting Persons Tara Hyer Tira
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
(6) Shared Voting Power 120,000*
(7) Sole Dispositive Power
(8) Shared Dispositive Power 120,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 0.21%**
12)	Type of Reporting Person (See Instructions) IN

*	Includes 120,000 shares owned directly by Tara Hyer Tira.
**	Based on 56,849,107 shares outstanding on March 24, 2016, as reflected in the definitive proxy statement of Stone Energy Corporation filed with the SEC on April 7, 2016.

13G

CUSIP NO. 861642 10 6	Page 5 of 13

1)	Names of Reporting Persons Gardner Asphalt Corporation
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
(6) Shared Voting Power 800,000*
(7) Sole Dispositive Power
(8) Shared Dispositive Power 800,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 1.4%**
12)	Type of Reporting Person (See Instructions) CO

*	Includes 800,000 shares owned directly by Gardner Asphalt Corporation.
**	Based on 56,849,107 shares outstanding on March 24, 2016, as reflected in the definitive proxy statement of Stone Energy Corporation filed with the SEC on April 7, 2016.

13G

CUSIP NO. 861642 10 6	Page 6 of 13

1)	Names of Reporting Persons Gardner-Gibson Incorporated
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
(6) Shared Voting Power 800,000*
(7) Sole Dispositive Power
(8) Shared Dispositive Power 800,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 1.4%**
12)	Type of Reporting Person (See Instructions) CO

*	Includes 800,000 shares owned directly by Gardner Asphalt Corporation, a wholly owned subsidiary of Gardner-Gibson, Incorporated.
**	Based on 56,849,107 shares outstanding on March 24, 2016, as reflected in the definitive proxy statement of Stone Energy Corporation filed with the SEC on April 7, 2016.

13G

CUSIP NO. 861642 10 6	Page 7 of 13

1)	Names of Reporting Persons Sun Coatings, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
(6) Shared Voting Power 20,000*
(7) Sole Dispositive Power
(8) Shared Dispositive Power 20,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 0.035%**
12)	Type of Reporting Person (See Instructions) CO

*	Includes 20,000 shares owned directly by Sun Coatings, Inc.
**	Based on 56,849,107 shares outstanding on March 24, 2016, as reflected in the definitive proxy statement of Stone Energy Corporation filed with the SEC on April 7, 2016.

13G

CUSIP NO. 861642 10 6	Page 8 of 13

1)	Names of Reporting Persons Hyer Family Foundation, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
(6) Shared Voting Power 113,100*
(7) Sole Dispositive Power
(8) Shared Dispositive Power 113,100*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 113,100*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9) 0.19%**
12)	Type of Reporting Person (See Instructions) CO

*	Includes 113,100 shares owned directly by Hyer Family Foundation, Inc.
**	Based on 56,849,107 shares outstanding on March 24, 2016, as reflected in the definitive proxy statement of Stone Energy Corporation filed with the SEC on April 7, 2016.

13G

CUSIP NO. 861642 10 6	Page 9 of 13

Item 1(a).	Name of Issuer:

STONE ENERGY CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by and on behalf of (i) Raymond T. Hyer, a citizen of the United States of America (“RTH”), (ii) Kathleen A. Hyer, a citizen of the United States of America and the spouse of RTH, (iii) Tara Hyer Tira, a citizen of the United States of America and the daughter of RTH, (iv) Gardner-Gibson Incorporated, a Delaware corporation controlled by RTH, (v) Gardner Asphalt Corporation, a Delaware corporation and wholly-owned subsidiary of Gardner-Gibson controlled by RTH, (vi) Sun Coatings, Inc., a Florida corporation controlled by RTH, and (vii) the Hyer Family Foundation, Inc., a Florida corporation controlled by RTH (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address for each of the Reporting Persons is:

4161 East 7th Ave

Tampa, Florida 33675

Item 2(c).	Citizenship:

(i)	Raymond T. Hyer, a citizen of the United States of America

(ii)	Kathleen A. Hyer, a citizen of the United States of America

(iii)	Tara Hyer Tira, a citizen of the United States of America

(iv)	Gardner-Gibson Incorporated, a Delaware corporation

(v)	Gardner Asphalt Corporation, a Delaware corporation

(vi)	Sun Coatings, Inc., a Florida corporation

(vii)	Hyer Family Foundation, Inc., a Florida corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.01 per share

Item 2(e).	CUSIP Number:

861642 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

13G

CUSIP NO. 861642 10 6	Page 10 of 13

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified by Item 1.

(a)	Amount Beneficially Owned:

See Response to Item 9 on cover pages.

(b)	Percent of Class:

See Response to Item 9 on cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Response to Item 5 on cover pages.

(ii)	shared power to vote or to direct the vote:

See Response to Item 6 on cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Response to Item 7 on cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Response to Item 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 2

Item 8:	Identification and Classification of Members of the Group:

See Exhibit 2

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

CUSIP NO. 861642 10 6	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2016

/s/ Raymond T. Hyer
Raymond T. Hyer

/s/ Kathleen A. Hyer
Kathleen A. Hyer

/s/ Tara Hyer Tira
Tara Hyer Tira

GARDNER ASPHALT CORPORATION

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

GARDNER-GIBSON INCORPORATED

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

SUN COATINGS, INC.

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

HYER FAMILY FOUNDATION, INC.

By:	/s/ Raymond T. Hyer
Raymond T. Hyer, President

13G

CUSIP NO. 861642 10 6	Page 12 of 13

EXHIBIT 1

RULE 13d-1(k) AGREEMENT

The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Stone Energy Corporation at April 12, 2016.

/s/ Raymond T. Hyer
Raymond T. Hyer

/s/ Kathleen A. Hyer
Kathleen A. Hyer

/s/ Tara Hyer Tira
Tara Hyer Tira

GARDNER ASPHALT CORPORATION

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

GARDNER-GIBSON INCORPORATED

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

SUN COATINGS, INC.

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

HYER FAMILY FOUNDATION, INC.

By:	/s/ Raymond T. Hyer
Raymond T. Hyer, President

13G

CUSIP NO. 861642 10 6	Page 13 of 13

EXHIBIT 2

This Schedule 13G is being filed by and on behalf of (i) Raymond T. Hyer, a citizen of the United States of America (“RTH”), (ii) Kathleen A. Hyer, a citizen of the United States of America and the spouse of RTH, (iii) Tara Hyer Tira, a citizen of the United States of America and the daughter of RTH, (iv) Gardner-Gibson Incorporated, a Delaware corporation controlled by RTH, (v) Gardner Asphalt Corporation, a Delaware corporation and wholly-owned subsidiary of Gardner-Gibson controlled by RTH, (vi) Sun Coatings, Inc., a Florida corporation controlled by RTH, and (vii) the Hyer Family Foundation, Inc., a Florida corporation controlled by RTH.